Exhibit 99.1

[Translation]

June 29, 2016

To whom it may concern

Company name: UBIC, Inc.

Representative: Masahiro Morimoto,

Chief Executive Officer and President

2-12-23, Kounan, Minato-ku, Tokyo

(Tokyo Stock Exchange Company Code: 2158)

(Nasdaq: UBIC)

Contact: Masami Yaguchi,

Chief Financial Officer and

Chief Administrative Officer

Telephone: +81-3-5463-6344

Announcement concerning a material weakness in internal controls related to financial reporting

UBIC, Inc. (the “Company”) has identified a material weakness requiring disclosure in its report on internal controls for the fiscal year ended March 31, 2016. The material weakness indicates that the internal controls related to the Company’s financial reporting are not effective, as detailed below.

1. Details of material weakness to be disclosed

In the process of settling its accounts for the fiscal year ended March 31, 2016, the Company discovered several errors in the accounting treatment at one of its overseas consolidated subsidiaries, EvD, Inc. (the “Consolidated Subsidiary”), causing an increase in the workload of the accounting departments of both the Company and the Consolidated Subsidiary. In addition to delaying the preparation of the non-consolidated and consolidated financial statements of the Company, the Company also received findings from its auditors related to several errors in accounting treatment, and the non-consolidated and consolidated financial statements of the Company.

As such, the Company determined that there was a material weakness, requiring disclosure, in internal controls relating to the entity level controls, the financial statement closing process, and the Consolidated Subsidiary’s entity level controls, the financial statement closing process, and a part of the process level controls.

2. Reason for not correcting the material weakness by the end of the fiscal year

Although the Company made its best efforts to assign personnel necessary to  prepare financial reporting documents, it was unable to complete corrective measures by the end of the fiscal year ended March 31, 2016, due to time constraints.

3. Actions to be taken to correct the material weakness

The Company fully recognizes the importance of design, implementation, and maintenance of internal controls related to financial reporting. In order to ensure adequate performance of account settlement work, the Company will strive to strengthen the personnel in the accounting departments of both the Company and the Consolidated Subsidiary and establish measures to prevent the reoccurrence of such a material weakness by strengthening the control related to atypical transactions.

4. Impact on the consolidated financial statements

The Company appropriately addressed the errors resulting from the material weakness, noted above, in accounting treatment that arose during the account settlement process and, as such, there was no impact on the non-consolidated and consolidated financial statements for the fiscal year ended March 31, 2016.

5. Audit opinion in the independent auditor’s report for the financial statements

The independent auditors expressed an unqualified opinion in the independent auditors report.

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.